August 14, 2020

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549-6010

Attention:	Ms. Julia Griffith
Ms. Susan Block
Mr. Tracey McKoy
Mr. Kevin Vaughn

Re:	Harmony Biosciences Holdings, Inc.
Registration Statement on Form S-1
Filed July 27, 2020
Registration No. 333-240122

Dear Ms. Griffith:

In accordance with Rule 461 of Regulation C of the General Rules and Regulations under the Securities Act of 1933, as amended, we hereby request the acceleration of the effective date of the above-referenced Registration Statement so that it will become effective on August 18, 2020, at 4:30 p.m., Eastern Daylight Time, or as soon thereafter as practicable, or at such later time as Harmony Biosciences Holdings, Inc. (the “Company”) or its counsel may request via telephone call to the staff. Please contact Christopher Lueking of Latham & Watkins LLP, counsel to the Company, at (312) 876-7680 to provide notice of effectiveness, or if you have any other questions or concerns regarding this matter.

Sincerely yours,

Harmony Biosciences Holdings, Inc.

By:	/s/ John C. Jacobs
John C. Jacobs
President and Chief Executive Officer

cc:	Christopher Lueking, Esq.